Exhibit 2.1

 Letter Agreement dated as of February 23, 2001 between Arglen Acquisitions, LLC and the Registrant.

                             PRIVATE & CONFIDENTIAL

From:       Richard Wade

To:         Garry Gyselen                       Cc.   Don Hateley

Date:       February 23, 2001

Subject:    NOW Solutions, LLC

1. Ownership Structure:

            Initial    After 1 year    After 2 years     After 3 years
            ----------------------------------------------------------

VCSY        60%            55%              51%               51%

ARGLEN      35%            37%              38%               34%

MGMT.(1)     5%             8%              11%               15%

(1) If Management does not receive any or a portion of the additional reserved equity as a consequence of not achieving pre-defined performance benchmarks, the incremental equity that would have otherwise been earned by the management group will then be allocated to ARGLEN.

2. VCSY Warrants

VCSY will grant Arglen that number of warrants to purchase 5% of the outstanding share capital of VCSY (on a fully diluted basis), with anti-dilution protection. The exercise price of the warrants will be $0.08, and exercisable for a period of 5 years from the date they become unrestricted as described below:

1/3 of the warrants will be exercisable immediately. Arglen agrees that it will not sell more than 150% of the average daily volume in any given week.

1/3 of the warrants will be exercisable after year 1.

1/3 of the warrants will be exercisable after year 2.

Arglen shall have reasonable piggyback registration rights with respect to the shares underlying the warrants described in this paragraph and in paragraphs 3 and 4 below.

3. Minimum VCSY per share price at the End of Year 1

If during the last 90 trading day period in the first year, the per share value of VCSY, adjusted for any forward or reverse splits and any other dilutive effect, is less than $0.50, then VCSY will issue Arglen an additional 25,000,000 warrants at an exercise price of $0.08 exercisable for a period of five years from the date they become unrestricted as described below:

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1/3 of the warrants will be exercisable immediately. Arglen agrees that it will not sell more than 150% of the average daily volume in any given week.

1/3 of the warrants will be exercisable after year 2.

1/3 of the warrants will be exercisable after year 3.

4. Minimum VCSY per share price at the End of Year 2

If during the last 90 trading day period in the second year, the per share value of VCSY, adjusted for any forward or reverse splits and any other dilutive effect, is less than $1.00, and Arglen has sold no more than 25% of the shares previously issued to them, then VCSY will issue Arglen an additional 25,000,000 warrants at an exercise price of $0.08 exercisable for a period of five years from the date they become unrestricted as described below:

1/3 of the warrants will be exercisable immediately. Arglen agrees that it will not sell more than 150% of the average daily volume in any given week.

1/3 of the warrants will be exercisable after year 3.

1/3 of the warrants will be exercisable after year 4.

5. VCSY's INITIAL $ 1,000,000 INVESTMENT

When the initial bank loans are completely paid off, a special distribution schedule will be mutually agreed to, based upon available existing cash flows and future cash flow needs of the Company, to accelerate the return of VCSY's initial $1,000,000 equity investment.

6. BANK DEFAULT

In the event that NOW Solutions does not have sufficient funds to repay the bank debts or any line of credit, and a call is made against the LC or guarantor, then the equity positions at the time of the cash call will remain the same until all bank debts are brought current by NOW Solutions.

7. CORPORATE STRUCTURE

As a condition of the transaction between Arglen and your group, the LLC operating agreement must be finalized before the Close Date with a special provision whereby the LLC will convert to a C-corporation as soon as practicable, with a shareholders agreement identical to the LLC operating agreement except where it is not legally possible.

8. INITIAL $1 MILLION INVESTMENT

Under whatever conditions and comfort you require, the $1 million initial investment amount will have to be available in NOW Solutions' bank account to "SHOW" Coast the funds are present. That is one of their conditions.

If Coast is comfortable that the $1 million to be injected into NOW solutions immediately upon the Close of this deal is held by your attorney, then that is obviously fine with me as well. Your attorney however must confirm to me in writing that the funds are in his possession pending closure of this deal.

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9. LOAN GUARANTEE

Vertical agrees to guarantee up to $2.2 million of Now Solutions' loan from Coast Business Credit with a cash pledge of no more than $1.5 million or such other sums acceptable to Vertical and Coast Business Credit.

10. BEST EFFORTS

The parties agree to use best efforts to execute mutually acceptable document within two (2) weeks.

                                        Vertical Computer Systems, Inc.


                                        By: Richard Wade, its President

Accepted and Agreed:

ARGLEN Acquisitions

BY: Garry Gyselen